Exhibit 99.2

Financial Results for the Six Months Ended June 30, 2025

Overview
Maxeon Solar Technologies, Ltd (“Maxeon”, the “Company”, “we”, “us”, and “our”) (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon leverages 40 years of solar energy leadership and over 2,000 granted patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial and power plant customers.

Unaudited Summary of Financial Results
We are in the business of manufacturing and supplying solar cells and panels to the power plant, commercial and residential markets. We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.
Revenue by market
The following table sets forth our revenue by market for the periods indicated:

	Six Months Ended
	June 30, 2025	June 30, 2024
(In percentage)
U.S.	25.6%	67.4%
EMEA	53.2%	21.4%
Asia Pacific	18.5%	7.7%
Other markets	2.7%	3.5%
Total revenues	100.0%	100.0%
Revenue by products
Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line of solar cells and shingled panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of shingled solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation (which we refer to as “DG”) markets as well.
The following table sets forth our revenue by products for the periods indicated:

	Six Months Ended
	June 30, 2025	June 30, 2024
(In percentage)
IBC	58.1%	24.3%
Performance line	41.9%	75.7%
Total revenues	100.0%	100.0%
For information on the trends and uncertainties to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

Revenue and Cost of Revenue

	Six Months Ended
	June 30, 2025	June 30, 2024
(In thousands)
Revenue	$39,041	$371,675
Cost of revenue	53,850	394,331
Gross loss	$(14,809)	$(22,656)
Gross margin	(37.9)%	(6.1)%
Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024
During the six months ended June 30, 2025, we recognized revenue from sales of modules and components of $39.0 million with shipments of 153MW. During the six months ended June 30, 2024, we recognized revenue from sales of modules and components of $371.7 million with shipments of 1,014MW, of which $31.4 million or 8.4%, represented sales of solar modules to SunPower Corporation (“SunPower”). For the six months ended June 30, 2025, there was one customer who had accounted for at least 10% of revenue. For the six months ended June 30, 2024, there were two customers whom had accounted for at least 10% of revenues.
The decrease of $332.6 million in revenue during the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 was due to the denial of entry into the U.S. of our products by the U.S. Customs & Border Protection for an unforeseeable amount of time, coupled by industry-wide demand slowdown in the global DG markets brought by stiff competition. Furthermore, we have divested the "rest-of-the-world" distributed generation business which was completed in March 2025.
Cost of revenue was $53.9 million and $394.3 million in the six months ended June 30, 2025 and June 30, 2024, respectively. Cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The decrease of $340.5 million in cost of revenue during the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 was primarily due to lower shipments and inventory write-down.
Revenues by Geography

	Six Months Ended
	June 30, 2025	June 30, 2024
(In thousands)
United States	$9,987	$250,458
Italy	9,050	33,971
Rest of the world(1)	20,004	87,246
Total revenues	$39,041	$371,675
(1)Revenues included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.

Operating Expenses
Operating expenses includes primarily salaries and related personnel costs, professional fees and related operating cost to fulfil the functional requirements and responsibilities.

	Six Months Ended
	June 30, 2025	June 30, 2024
(In thousands)
Operating expenses:
Research and development	$14,618	$19,322
Sales, general and administrative	34,192	88,034
Restructuring charges	5,194	2,982
Total operating expenses	$54,004	$110,338

Research and Development Expenses
Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024
Research and development expenses were $14.6 million in the six months ended June 30, 2025 primarily associated with expenditures on our Maxeon 7 and 8 cell and panel technology, comprising compensation expense (including stock-based compensation) of $10.7 million, facilities expense of $2.0 million, external consulting and legal services of $0.5 million, depreciation of $0.3 million, research and development materials of $0.5 million and expenses for leased equipment of $0.1 million. The decrease in research and development expenses was primarily driven by decrease of $1.4 million for external consulting and legal services, $1.1 million in compensation expense due to the reduction in force in connection to the September 2023 Restructuring Plan, $0.4 million due to net recharge of non-labor cost to TZE pursuant to the Bilateral Development Service Agreement which was effective since March 2025 and decrease by $0.5 million on the facilities expense.
Research and development expenses were $19.3 million in the six months ended June 30, 2024, primarily associated with expenditures on our Maxeon 7 and 8 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $11.8 million, facilities expense of $2.5 million, external consulting and legal services of $1.9 million, depreciation of $0.7 million, research and development materials of $0.6 million and expenses for leased equipment of $0.5 million.
Sales, General and Administrative Expenses
Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024
Sales, general and administrative expenses were $34.2 million in the six months ended June 30, 2025 and comprised primarily of $22.5 million of compensation expense (including stock-based compensation), $5.0 million of professional fees, $0.1 million of expected credit losses on receivables from SunPower for the indemnified arrangements under the Separation and Distribution Agreement entered with SunPower (“SunPower SDA”), $2.2 million of equipment related expenses, $1.2 million of insurance expense, $1.2 million of commission expense, $0.9 million of equipment repair and maintenance expenses and , $0.5 million of marketing fees. The decrease in expenses was primarily driven by a lower professional fees of $16.4 million, lower compensation expenses (including stock-based compensation) of $15.8 million, lower provision for expected credit loss of $11.3 million on receivables from SunPower due to SunPower's filing for voluntary bankruptcy, lower marketing and commission fees of $2.9 million and recovery of bad debt of $2.8 million.
Sales, general and administrative expenses were $88.0 million in the six months ended June 30, 2024 and comprised primarily of $38.3 million of compensation expenses (including stock-based compensation), $21.4 million of professional fees, $11.5 million of expected credit losses on receivables from SunPower for the indemnified arrangements under the SunPower SDA, $3.1 million of equipment related expenses, $2.4 million of marketing fees, $2.4 million of insurance expense, $2.3 million of commission expense and $1.8 million of equipment repair and maintenance expenses.

Restructuring Expenses
Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024
For the six months ended June 30, 2025, the restructuring charges were $5.2 million. This primarily relates to our September 2023 Restructuring Plan as a result of additional severance-related payments in connection to ongoing reduction in force to streamline operating costs. This was partially offset by a write-off of lease liability obligation, net of certain termination cost, based on negotiation.
Restructuring charges were $3.0 million in the six months ended June 30, 2024. This primarily relates to our September 2023 Restructuring Plan as a result of additional long-lived assets write-down and severance-related payments as part of the ongoing process to streamline operating costs. This was partially offset by a write-back of contract termination charges based on negotiation and higher recoverable value for impaired assets.
Other income, net

	Six Months Ended
	June 30, 2025	June 30, 2024
(In thousands)
Other income, net:
Interest expense	$(18,024)	$(20,177)
Interest income	479	1,327
Gain on extinguishment of debt	—	77,266
Other, net	25,423	9,874
Other income, net	$7,878	$68,290
Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024
Of the total $18.0 million in interest expense incurred during the six months ended June 30, 2025, $9.0 million relates to the Existing 1L Notes, $5.7 million relates to interest expense on the New 1L Notes and $3.2 million relates to the Exchange Notes. The lower interest expense was due to a lower outstanding notional principal as a result of conversion and redemption in the second half of 2024, coupled by a revision of interest rate for the Existing 1L Notes and New 1L Notes in January 2025.
Of the total $20.2 million in interest expense incurred during the six months ended June 30, 2024, $9.7 million relates to the Existing 1L Notes, $8.7 million relates to the Green Convertible Notes due 2025 and the Exchange Notes completed in June 2024 and, $0.5 million relates to interest expense on the New 1L Notes and the Note Purchase Agreement ("NPA") in May 2024.
Gain on extinguishment of debt of $77.3 million incurred during the six months ended June 30, 2024 arose from the substantial modification of the terms of our Existing 1L Notes and Green Convertible Notes in June 2024. Included in such amount is the difference in the carrying amount of the old debt and fair value of the modified debt, offset against write-off of unamortized debt issuance cost and discount for these notes, and associated cost to lenders for the modification.
Other, net for the six months ended June 30, 2025 primarily comprised of the gain on sale of equity interest in subsidiaries for the "rest-of-the-world" distributed generation business and our business in the Philippines of $18.9 million and $6.7 million for the sale of intellectual property to TZE.
Other, net for the six months ended June 30, 2024 primarily comprised of the gain on sale of equity interest in HSPV of $24.1 million and foreign exchange gain of $1.9 million. This was partially offset by a $14.3 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes.
For more information on the Existing 1L Notes, New 1L Notes, Exchange Notes, Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” and “Note 11. Debt and Credit Sources” disclosure in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

Income Taxes

	Six Months Ended
	June 30, 2025	June 30, 2024
(In thousands)
Provision for income taxes	$(4,343)	$(4,415)
Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024
The interim income tax expense and other income tax related information contained in these condensed consolidated financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods due to the uncertainty in our annual forecasts resulting from the risks identified in “Risk Factors” as previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024 on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the six months ended June 30, 2025.
In the six months ended June 30, 2025 and June 30, 2024, we recorded income tax provision of $4.3 million and $4.4 million, respectively. The tax expense was primarily due to current year income tax expense in profitable jurisdictions and prior year income tax true-ups.
We have been benefit from a tax holiday since 2011 granted by the Malaysian government to our former joint venture AUOSP (now our wholly owned subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd.) subject to certain hiring, capital spending, and manufacturing requirements. The full tax exemption for the third and final five-year tranche of this incentive was reinstated in fiscal year 2023, however, the subsidiary ceased operation in 2024 and possibly being taken over by an affiliated company. If the affiliated company continues solar panel manufacturing after the takeover, the subsidiary could remain an incentivized entity until 2026. Our Swiss entity, SunPower Systems Sarl is subject to the statutory tax rate after the 2019 Switzerland tax reform that eliminated the auxiliary company designation starting fiscal year 2020.
The Company also had certain tax incentives from Singapore's Economic Development Board ("EDB"), which it has applied to EDB to discontinue during fiscal year 2023. This was approved during fiscal year 2024 and the termination took effect retroactively from the date of grant, May 29, 2020.
For the six months ended June 30, 2024, we benefited from a preferential tax rate of 5% in the Philippines in accordance with our registration with the Philippine Economic Zone Authority ("PEZA"). We have completed the divestment of this subsidiary in February 2025.
 We continue to record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event that we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
To combat tax avoidance, the Base Erosion and Profit Shifting ("BEPS") project was created in 2013, being an initiative of the G20 (group of twenty countries with the largest economies) together with the Organization for Economic Cooperation and Development, aimed at implementing 15 measures to improve the coherence of international tax rules and to minimize abuse of tax norms that result in erosion of the tax base. BEPS 2.0 is intended to address tax issues related to changes in business models in a globalized environment and targeted at multinational companies with an annual global turnover exceeding EUR 750 million, aiming to implement a balance in the global tax collection of these companies by introducing a minimum effective global rate of 15% for each jurisdiction that the multinational group operates.

Since 2024, BEPS 2.0 has come into effect in various countries and there are transition rules (Safe Harbor), which simplify the calculation of the effective rate per jurisdiction to facilitate the adaptation for the affected group. The Company is affected under BEPS 2.0 and has conducted Safe Harbor analysis using 2022 financial data for the jurisdictions where the Company operates. The preliminary analysis indicates that the Company will be affected as a result of the adoption of BEPS 2.0. However, the percentage of additional tax payment cannot be reasonably estimated as of the time of issuance of these condensed consolidated financial statements, as the Company is reassessing the impact following the closing of the transactions whereby we divested our equity interest in certain subsidiaries.
Net (income) Loss Attributable to Noncontrolling Interests
Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024
For the six months ended June 30, 2025, the net income attributed to noncontrolling interests was $0.2 million, while for the six months ended June 30, 2024, we attributed $0.6 million of net loss, to these noncontrolling interests. The noncontrolling interests held 20% and 24.05% shareholding of our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd, respectively, of which our interest in SunPower Energy Systems Southern Africa (Pty) Ltd was divested in March 2025. The change from a net loss attributable to noncontrolling interests to a net income attributable to noncontrolling interest was a result of income earned from operations from our non-wholly owned subsidiaries.

Liquidity and Capital Resources
Current Sources of Liquidity and Capital Resources
As of June 30, 2025, we had unrestricted cash and cash equivalents of $17.2 million and restricted cash of $1.2 million as compared to $28.9 million of unrestricted cash and cash equivalents, $2.1 million of restricted cash as of December 31, 2024.
Our primary sources of liquidity are cash generated from operations, proceeds from liquidation of assets that are not in line with the forward looking strategy, and financing obtained through equity issuance and convertible debt issuances.
Material Cash Requirements
As of June 30, 2025, the notional value of our outstanding debt was $354.2 million, of which $0.5 million and $353.7 million was classified as short-term and long-term respectively, in our Condensed Consolidated Balance Sheets. As of December 31, 2024, our outstanding debt was $352.3 million.

As the Company move towards an assets light strategy, it maintains minimal capital expenditure, except to the extent necessary for its operation, mainly for certain regular updates to our IT infrastructure and the commitment under the Procurement Agency Agreement with TZE.
Inflationary price increases impacting the cost of raw materials, manufacturing equipment, labor, electricity, and logistics services have had, and could continue to have, the effect of increasing our capital requirements. Additionally, shortages and shipping delays have required us to, and could continue to require us to, expend additional working capital to accumulate more buffer stocks of raw materials, semi-finished or finished goods.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments could result in increased expenses, collateralization and may impose new restrictive covenants.
Anticipated Sources of Funds
The Company has incurred net losses since the Spin-off and as of June 30, 2025 had an accumulated deficit of $1,471.5 million. The ongoing denial of entry into the U.S of our products by the U.S. CBP since July 2024, which has currently rendered us unable to generate cash flow from the sale of such detained products and consequently, resulting in several large-scale customers in the United States to cancel or defer their off-take commitments largely contributed to the continued deterioration of the Company's financial condition. This was further compounded by the ongoing oversupply and intense competition that affected the worldwide solar industry, as well as lower demand in our key markets driven by regulatory changes and a higher global interest-rate environment, since the middle of 2023. All these factors have contributed to a steep fall in average selling prices that has negatively impacted our revenue, profitability and cash flows. If the current market conditions persist and the Company is not successful in raising additional capital, the Company will not have sufficient liquidity to meet its financial obligation as and when they come due, and may be required to delay, limit, and/or reduce its operational activities, or ultimately declare bankruptcy. As such, there is substantial doubt about the Company's ability to continue as a going concern.
As part of the effort to raise additional financing to alleviate the substantial doubt on going concern, the Company has taken steps to enhance its ability to fund its operational expenses by reducing various costs such as the sale of the "Rest of the World" distributed generation business, and is prepared to take additional steps as and when necessary to further reduce its operating costs. In addition, management has and continues to renegotiate with suppliers and customers to restructure its liabilities. While there can be no assurances that the Company will be able to execute all its plans, management believes that the funding plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern over the next twelve months. Accordingly, we have prepared the condensed consolidated financial statements on a going concern basis.
The current economic environment and market conditions could limit our ability to raise capital on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity or convertible debt securities would result in significant dilution to our stockholders and additional debt would also result in increased expenses, collateralization and would likely impose new restrictive covenants.
The Company will continue to pursue opportunities to seek additional funding from time to time to fund capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing.
In addition to pursuing financing opportunities, whilst we re-build our manufacturing capabilities as part of our restructuring efforts and re-orient our business to the U.S. market, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as reducing discretionary capital expenditures, selling existing inventories which remain with the Company to third parties while balancing the liquidity considerations and maximizing the returns from such sales, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, ongoing restructuring efforts, uncertain inflationary environment, changing tariff policies and a prolonged period of high interest rates, supply chain challenges, as well as the worldwide uncertainty created by ongoing wars and conflicts, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to meet our short and long-term liquidity needs. Our short and long-term liquidity needs would be further negatively impacted if the macro conditions set forth above worsen or last a sustained period of time.
Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

Cash Flows
A summary of the sources and uses of cash, cash equivalents and restricted cash is as follows:

	Six Months Ended
	June 30, 2025	June 30, 2024
(In thousands)
Net cash used in operating activities	$(95,270)	$(147,176)
Net cash from (used in) investing activities	83,077	(11,647)
Net cash (used in) provided by financing activities	(259)	48,359
Operating Activities
Net cash used in operating activities in the six months ended June 30, 2025 was $95.3 million and was primarily the result of: (i) net loss of $65.3 million; (ii) adjustment of gain on divestment of interest in subsidiaries of $18.9 million to investing activities, (iii) decrease in accounts payable and other accrued liabilities of $36.7 million, primarily attributable to the timing of invoice payments and (iv) increase in accounts receivables of $9.1 million, primarily attributable to billings and collection cycle.
This was partially offset by (i) decrease in inventories of $23.8 million, net of utilization of provision of inventory reserves of $7.2 million; (ii) adjustment for non-cash charges of $9.5 million related to depreciation and amortization, stock based compensation, provision for expected credit losses and other non-cash charges; and (iii) adjustment for non-cash interest expense of $9.1 million.
Net cash used in operating activities in the six months ended June 30, 2024 was $147.2 million and was primarily the result of: (i) net loss of $69.1 million; (ii) decrease in contract liabilities arising from utilization of advance collections from customers of $122.9 million; (iii) adjustment of gain on disposal of equity in unconsolidated investees of $24.1 million to investing activities; (iv) decrease in accounts payable and other accrued liabilities of $33.0 million, primarily attributable to the timing of invoice payments; and (v) gain on debt extinguishment of $77.3 million.
This was partially offset by: (i) increase in inventories of $60.4 million; (ii) an adjustment for non-cash charges of $45.9 million related to depreciation and amortization, stock-based compensation, provision for expected credit losses and other non-cash charges; (iii) decrease in accounts receivables of $22.2 million, primarily attributable to billings and collection cycles; (iv) adjustment for non-cash remeasurement gain on Prepaid Forward of $14.3 million; (v) net provision of inventory reserves of $15.8 million.
Investing Activities
Net cash from investing activities in the six months ended June 30, 2025 was $83.1 million and was primarily due to net proceeds from divestment of interest in subsidiaries of $83.2 million.
Net cash used in investing activities in the six months ended June 30, 2024 was $11.6 million and was primarily due to capital expenditures of $36.9 million. This was partially offset by proceeds from disposal of unconsolidated investees of $24.0 million.
Financing Activities
Net cash provided by financing activities in the six months ended June 30, 2025 was $0.3 million which relates to repayment of finance lease obligation.
Net cash provided by financing activities in the six months ended June 30, 2024 was $48.4 million, which included $74.4 million net proceeds from issuance of convertible debt; and $51.2 million in proceeds from debt. This was partially offset by repayment of debt obligations of $74.6 million.

Forward-Looking Statements
Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our ability to (i) meet short-term and long-term material cash requirements, (ii) service our outstanding debts and make payments as they come due and (iii) continue as a going concern; (b) the success of our ongoing restructuring initiatives, including our attempts to refinance or equitize our debts, and our ability to execute on our plans and strategy; (c) our expectations regarding product pricing trends, demand and growth projections, including our efforts to enforce our intellectual property rights against our competitors; (d) disruptions to our operations and supply chain resulting from, among other things, government regulatory or enforcement actions, such as the denial of entry into the U.S. of our products by the U.S. Customs Border and Protection for an unforeseeable amount of time, epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine, the Israel-Hamas-Iran conflict and the escalating trade war and rising geopolitical tensions between the United States and China; (e) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (f) our expectations and plans for short- and long-term strategy, including our new focus on the U.S. market and investment, market expansion, product and technology focus, implementation of restructuring plans and projected growth and profitability; (g) our technology outlook, including our collaboration with TZE to develop our Maxeon 8 technology and production timelines for the Performance line solar panels, expected cost reductions, and future performance; (h) our strategic goals and plans, including our statements regarding restructuring of our business portfolio and divesting our "rest-of-the-world" distributed generation business and our business in the Philippines, the closure and anticipated closure of certain of the Company's facilities, the Company's anticipated manufacturing facility in the U.S., our transformation initiatives and plans regarding supply chain adaptation, efforts to develop U.S. vendors and supply chain, improved costs and efficiencies, partnership discussions with respect to the Company’s next-generation technology, and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them; (i) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (j) our majority ownership by a controlling shareholder based in the PRC and the U.S. presidential administration's aggressive stance toward China, and (k) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.